Exhibit (d)(2)

AMENDMENT TO THE

NEWTON ACQUISITION, INC.

MANAGEMENT EQUITY INCENTIVE PLAN

This Amendment to the Newton Acquisition, Inc. Management Equity Incentive Plan (the “Amendment”) is made effective as of January 1, 2009, with respect to all Options outstanding as of such date and granted on or after such date, by Neiman Marcus, Inc., a Delaware corporation (formerly known as Newton Acquisition, Inc.) (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company established the Newton Acquisition, Inc. Management Equity Incentive Plan (the “Plan”) effective as of November 29, 2005; and

WHEREAS, the Company now desires to amend the Plan and the Options issued thereunder for compliance with Internal Revenue Code Section 409A and the Treasury Regulations thereunder, and to make certain other changes;

NOW, THEREFORE, pursuant to the authority reserved in Section 4.12, the Plan is amended as follows:

1. The Plan is hereby amended to be the Neiman Marcus, Inc. Management Equity Incentive Plan.

2. Section 2(b) of the Plan is hereby amended and restated in its entirety as follows:

(b) “Affiliate” shall mean any corporation in a chain of corporations in which each corporation has a controlling interest (as determined in accordance with Treas. Reg. § 1.409A-1(b)(5)(iii)(E)) in another corporation in the chain beginning with the Company and ending with such corporation.

3. Section 2(i) of the Plan is hereby amended and restated in its entirety as follows:

(i) “Company” shall mean Neiman Marcus, Inc.

4. Section 2(q) of the Plan is hereby amended and restated in its entirety as follows:

(q) “Fair Market Value” shall mean, as of any date:

a. for Common Stock not readily tradable on an established securities market (as determined in accordance with Treas. Reg. §§ 1.409A-1(b)(5)(vi)(G) and 1.409A-1(k)), the value per share of Common Stock as determined in good faith by the Board and based upon the reasonable application of a reasonable valuation method in accordance with Treas. Reg. § 1.409A-1(b)(5)(iv)(B); or

b. for Common Stock readily tradable on an established securities market (as determined in accordance with Treas. Reg. §§ 1.409A-1(b)(5)(vi)(G) and 1.409A-1(k)), (i) the closing price on such day of a share of Common Stock as reported on the principal securities exchange on which shares of Common Stock are then listed or admitted to trading or (ii) if not so reported, the average of the closing bid and ask prices on such day as reported on the National Association of Securities Dealers Automated Quotation System or (iii) if not so reported, as furnished by any member of the National Association of Securities Dealers, Inc. (“NASD”) selected by the Board. The Fair Market Value of a share of Common Stock as of any such date on which the applicable exchange or inter-dealer quotation system through which trading in the Common Stock regularly occurs is closed shall be the Fair Market Value determined pursuant to the preceding sentence as of the immediately preceding date on which the Common Stock is traded, a bid and ask price is reported or a trading price is reported by any member of NASD selected by the Board. In the event that the price of a share of Common Stock shall not be so reported or furnished, the Fair Market Value shall be determined in good faith by the Board and based upon any other reasonable method using actual transactions in such Common Stock as reported by any member of NASD selected by the Board. However, in no event shall the Fair Market Value of Common Stock readily tradable on an established securities market be determined in a manner which fails to satisfy the requirements of Treas. Reg. § 1.409A-1(b)(5)(iv)(A).

5. Section 2(s) of the Plan is hereby amended and restated in its entirety as follows:

(s) “Good Reason” shall mean any of the following actions if taken without the Participant’s prior written consent: (i) a material diminution in a Participant’s duties and responsibilities other than a change in such Participant’s duties and responsibilities that results from becoming part of a larger organization following a Change of Control, (ii) a material decrease in a Participant’s base compensation other than a decrease in bonus opportunity or benefits that applies to all employees of the Company or its Affiliates otherwise eligible to participate in the affected plan or (iii) a relocation of a Participant’s primary work location more than 50 miles from the Participant’s work location on the Grant Date; provided that, within thirty days following the initial occurrence of any of the events set forth herein, the Participant shall have delivered written notice to the Company of his or her intention to terminate his or her Employment for Good Reason, which notice specifies in reasonable detail the circumstances claimed to give rise to the Participant’s right to terminate Employment for Good Reason, the Company shall not have cured such circumstances within thirty days following the Company’s receipt of such notice, and the Participant actually terminates Employment for Good Reason within ninety days of the initial occurrence of the event constituting Good Reason.

6. Section 2(w) of the Plan is hereby amended and restated in its entirety as follows:

(w) “Majority Stockholder” shall mean, collectively or individually as the context requires, Newton Holding, LLC, TPG Newton III, LLC, TPG Partners IV, L.P., TPG Newton Co-Invest I, LLC, Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Germany Private Equity VIII K.G, Warburg Pincus Private Equity IX, L.P and/or their respective affiliates.

7. The second paragraph of Section 3.4 of the Plan is hereby amended and restated in its entirety as follows:

The Company may, in its discretion, defer the effectiveness of an exercise of an Option hereunder or the issuance or transfer of Common Stock pursuant to any Grant to ensure compliance under federal or state securities laws, provided that the Company shall take any commercially reasonable steps to reduce or eliminate any restrictions requiring such a period of deferral (it being understood that this proviso shall in no event obligate the Company or its Affiliates to file a registration statement) and that such a period of deferral not exceed more than 30 days after such exercise, issuance or transfer would no longer violate federal or state securities laws. The Company shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Option or the issuance or transfer of Common Stock pursuant to any Grant. During the period that the effectiveness of the exercise of an Option has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

8. The last sentence of Section 4.4(a) is hereby amended and restated in its entirety as follows:

Unless the Committee provides otherwise, the vesting of an Option granted under this Plan may be suspended during any leave of absence as may be set forth by Company policy, if any; provided that any such suspension occur during the original term of the Option.

9. Section 4.13(a) of the Plan is hereby amended and restated in its entirety as follows:

(a) Stock Split or Stock Dividend. Subject to any required action by the stockholders of the Company, in the event of a stock split (including a reverse stock split) or stock dividend (but only on the shares of Common Stock) the only effect of which is to increase (or decrease) on a pro rata basis the number of shares of Common Stock owned by each stockholder, the Board shall proportionally adjust the Exercise Price and number of shares of Common Stock subject to an Option to reflect the stock split or stock dividend; provided that the aggregate exercise price of an Option is not less than the aggregate Exercise Price before the stock split or stock dividend.

10. Section 4.13(b) of the Plan is hereby deleted in its entirety, with such paragraph reserved for future use.

11. Section 4.13(c) of the Plan is hereby amended and restated in its entirety as follows:

(c) Substitution, Assumption or Cash-out. In the event of a corporate transaction (as defined in Treas. Reg. § 1.424-1(a)(3)), the Board shall either provide for the substitution or assumption of the Options in accordance with Treas. Reg. § 1.409A-1(b)(5)(v)(D), and/or, if appropriate, cancel, effective immediately prior to such corporate transaction, any outstanding Option (whether or not exercisable or vested) and in full consideration of such cancellation pay to the Participant an amount in cash, with respect to each underlying share of Common Stock, equal to the excess of (1) the value, as determined by the Board in its discretion, of securities and/or property (including cash) received by such holders of shares of Common Stock as a result of such corporate transaction over (2) the Exercise Price.

12. Section 4.13(d) of the Plan is hereby amended and restated in its entirety as follows:

(d) Extraordinary Dividends. In the event the Company declares and pays an extraordinary cash dividend, (i) with respect to unvested Options then outstanding on the date such extraordinary cash dividend is paid, the Company shall pay to the Participant a cash bonus equal to the amount that he would have received pursuant to such dividend payment if he owned the Shares underlying his then outstanding unvested Options within 30 days of the date such unvested Options vest, and (ii) with respect to Options which become vested on or prior to the date such extraordinary cash dividend is paid, whether or not such Options have been exercised, the Company shall pay to the Participant a cash bonus equal to the amount that he would have received pursuant to such dividend payment if he owned the Shares underlying such vested Options granted to him within 30 days of the date such extraordinary cash dividend is paid; provided, however, that Options which have expired pursuant to Section 4.5 of the Plan or the terms of the Stock Option Grant Agreement shall not be taken into consideration for purposes of this Section 4.13(d). Notwithstanding the previous sentence, this Section 4.13(d) shall cease to be effective immediately following the earlier to occur of a Change in Control or an Initial Public Offering. In the event it is determined that such payments do not comply with Section 409A or adversely effect the Options, the Company and the Option holder shall use their reasonable efforts and take reasonable actions necessary to bring such payments into compliance with Section 409A to the extent reasonably practicable.

13. Section 4.13(e) of the Plan is hereby amended and restated in its entirety as follows:

(e) Other Changes. In the event of any change in the capitalization of the Company or a corporate change other than those specifically referred to in Sections 4.13(a) or (c) hereof, the Board shall make such adjustments in the number and kind of shares or securities subject to Options outstanding on the date on which such change occurs and in the per-share Exercise Price of each such Option as the Board may consider appropriate in its discretion to prevent dilution or enlargement of rights; provided that no adjustment shall be made to the extent such adjustment would be a modification or extension of the Option under Treas. Reg. § 1.409A-1(b)(5)(v) which causes the Option to constitute a deferral of compensation under Treas. Reg. § 1.409A-1(b)(5)(i).

14. Section 4.13(g) of the Plan is hereby deleted in its entirety, with such paragraph reserved for future use.

15. The Plan is hereby amended by the addition of the following as Section 5.9:

5.9 Code Section 409A. It is the intent of the Company that any Option granted under this Plan not be subject to the tax imposed by Code Section 409A, and the Plan shall be administered and construed to the fullest extent possible to reflect and implement such intent.

16. Except as otherwise specifically set forth herein, all other terms and conditions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed on its behalf by its duly authorized officer on this the 10th day of November, 2008.

NEIMAN MARCUS, INC.

By:	/s/ Nelson A. Bangs
Nelson A. Bangs
Senior Vice President

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